1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

May 31, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah D. Skeens, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Skeens:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Long/Flat Commodity ETF (prior to May 1, “Market Vectors Long/Flat Commodity ETF”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. On behalf of the Trust, set forth below are the SEC Staff’s comments along with our responses or any supplemental explanations of such comments, as requested. Defined terms used herein have the same meaning as in the registration statement.

general

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.	This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

Comment 2.	Please confirm supplementally that all missing information, including all exhibits, will be filed by amendment prior to the effective date of this amendment.

Response 2.	We hereby confirm that all missing information has been included and all exhibits will be filed by amendment prior to the effective date of this amendment.

Comment 3.	Please add the Fund’s ticker symbol when it has been obtained and update the EDGAR Series IDs appropriately.

Response 3.	We respectfully acknowledge the comment.

Comment 4.	Please confirm supplementally that disclosure in this prospectus complies with all conditions set forth in the Notice of Application dated October 7, 2010 covering your actively-managed ETF or such other subsequent order that may apply to this filing.

Response 4.	We hereby confirm that the disclosure in this prospectus complies with the aforementioned Notice of Application.

Prospectus

Comment 5.	Please add a line item to the fee table for Acquired Fund Fees and Expenses, since the Fund’s principal strategy is to invest in ETFs, or explain why that is not appropriate.

Response 5.	We hereby confirm that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund and therefore the “Acquired Fund Fees and Expenses” line item has not been included

Comment 6.	In the second footnote to the fee table, please clarify why the expense limitation is qualified with the phrase “during such time”.

Response 6.	The Adviser has agreed to waive certain fees and/or pay Fund and Subsidiary expenses for a period of at least one year from the date of the Fund’s registration statement. During this period, the expense limitation will remain in effect until the Board of Trustees acts to discontinue all or a portion of such expense limitation.

Comment 7.	Please note whether the expense example reflects the fee waiver and specify the period of such waiver if less than three years.

Response 7.	The disclosure has been revised accordingly.

Comment 8.	Please note that the term “Subsidiary” as used in these comments includes any subsidiary of the Cayman Subsidiary.

Response 8.	We respectfully acknowledge the comment.

Comment 9.	Please disclose in the summary section that the Fund complies with Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”) governing investment policies and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiary.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please disclose that each investment adviser to the Subsidiary complies with Section 15 of the 1940 Act governing investment advisory contracts as an adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and the adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response 10.	The Trust notes the Staff’s position; however, because the Subsidiary is not registered as an investment company under the 1940 Act, the agreement between the Adviser and the Subsidiary is not subject to the requirements of Section 15 of the 1940 Act. Thus, the Registrant respectfully declines to disclose that the Adviser, as the investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts.

In addition, the Trust respectfully confirms that it does not believe a subsidiary’s investment advisory contract, nor any other subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Subsidiary’s investment advisory contract as an exhibit to the Trust’s registration statement.

Comment 11.	Please disclose that the Subsidiary complies with Section 17 of the 1940 Act governing affiliated transactions and custody and identify the custodian of the Subsidiary.

Response 11.	The Subsidiary complies with Section 17 of the 1940 Act on an aggregate basis with the Fund. The Subsidiary has the same custodian as the Fund.

Comment 12.	Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. A Fund that invests in a Subsidiary should reflect the aggregate operation of the Fund and the Subsidiary.

Response 12.	We respectfully note that the Fund’s principal investment strategies and risks include those of its Subsidiary and is already described in the disclosure. Accordingly, we have not made any revisions in response to this comment.

Comment 13.	Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response 13.	We hereby confirm that financial statements of the Subsidiary will be consolidated with those of the Fund.

Comment 14.	Please confirm in correspondence that the Subsidiary’s management fee, including any performance fee, will be included in the “Management Fee” and that the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fees and expenses table.

Response 14.	Pursuant to a management agreement between the Adviser and the Subsidiary, the Adviser will receive certain fees for managing the Subsidiary’s assets and the Adviser will waive or credit such amounts against the fees payable to the Adviser by the Fund. We hereby confirm that the Subsidiary’s management fee and expenses will be included in “Other Expenses” in the Fund’s fees and expenses table. There is no performance fee.

Comment 15.	Please confirm in correspondence that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

Response 15.	We hereby confirm that the Subsidiary and its Board of Directors will agree to designate a domestic (U.S.) agent for service of process, although not required by applicable law.

Comment 16.	Please confirm in correspondence that the Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response 16.	We hereby confirm that the Subsidiary and its Board of Directors will agree to examination of the Subsidiary’s books and records by the SEC.

Comment 17.	Please define the term “commodities instrument” and briefly discuss the types of commodities in which the Fund intends to invest.

Response 17.	We respectfully submit that the term “Commodities Instrument” is defined on page 2 of the prospectus. Accordingly, we have not made any revisions in response to this comment.

Comment 18.	In the “Principal Investment Strategies” section, the Staff notes that the Fund is described as an “actively managed ETF” twice in the same paragraph.

Response 18.	We respectfully acknowledge the comment. The second reference to “actively managed ETF” has been deleted.

Comment 19.	In the third paragraph of the “Principal Investment Strategies” section, please explain in plain English what a “rules-based investment approach” means.

Response 19.	The disclosure has been revised accordingly.

Comment 20.	Please clarify in the disclosure what the purpose of the Fund’s long and flat positions is expected to be.

Response 20.	The disclosure has been revised accordingly.

Comment 21.	The Staff notes that the Subsidiary is described as having the same investment strategy as the Fund. Please clarify whether futures are the only derivatives that the Fund or Subsidiary will invest in as a principal strategy. If they are not, please revise the disclosure to describe any other derivatives in which the Fund or the Subsidiary may invest.

Response 21.	We respectfully note that the Fund’s other derivatives investments, specifically with respect to commodity-based swap agreements, are described in the Principal Investment Strategies section of the Item 9 disclosure.

Comment 22.	Please review and revise the risk disclosure in the “Principal Investment Strategies” section to include only those risks which are principal to the Fund.

Response 22.	The disclosure has been revised accordingly.

Comment 23.	The Staff notes that two risks from the “Principal Risks of Investing in the Fund” section—“Foreign Commodities Market Risk” and “Foreign Currency Risk”—were not referenced in the “Principal Investment Strategies” section. If the Fund expects to invest in non-dollar denominated commodity-linked instruments, please state this in the “Principal Investment Strategies” section.

Response 23.	It is not anticipated that the Fund will invest in non-dollar denominated commodity-linked instruments.

Comment 24.	Please consider adding the following suggested risk disclosure for “Liquidity Risk of ETFs”: “In stressed market conditions, the liquidity of the Fund’s shares may begin to mirror those of the underlying portfolio holdings, which can be significantly less liquid than the Fund’s shares.”

Response 24.	We respectfully acknowledge the comment. The existing “Liquidity Risk” disclosure has been revised to incorporate this sentence.

Comment 25.	Please explain more clearly what a clearing broker is and to the extent to which the Fund’s assets are exposed to this risk.

Response 25.	The disclosure has been revised accordingly.

Comment 26.	Please review and attempt to explain more clearly how “Gap Risk” may affect the value of commodity instruments.

Response 26.	We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

Comment 27.	Please review the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 regarding your derivatives disclosure and confirm supplementally that the prospectus disclosure regarding the types and purposes of derivatives is consistent with this letter. In addition, please add more disclosure regarding leverage risk.

Response 27.	We hereby confirm that the prospectus disclosure regarding the types and purposes of derivatives is consistent with this letter. Regarding leverage risk, the prospectus has been revised accordingly.

Comment 28.	Under “Margin Call Risk”, please define the term “Other Commodity Instruments”, as this is the first appearance of the term in the document.

Response 28.	The disclosure has been revised accordingly.

Comment 29.	Please consider providing a briefer summary of “Tax Risk” in the summary section and more fulsome disclosure in Item 9.

Response 29.	The disclosure has been revised accordingly.

Comment 30.	Because “Portfolio Turnover Risk” is disclosed as a principal risk, please also disclose “Frequent Trading” as a principal strategy.

Response 30.	We respectfully acknowledge the comment; however, we feel that the current disclosure contained in the “Portfolio Turnover Risk” fully and adequately describes the risks associated with the frequent trading of portfolio securities. Therefore, we feel the addition of “Frequent Trading” as a separate risk item would result in duplicative disclosure.

Comment 31.	Please explain supplementally how in-cash creations and redemptions comply with representation #4 of the October 7, 2010 Notice regarding Market Vectors actively-managed ETFs.

Response 31.	We respectfully acknowledge the comment. On October 7, 2010, the Trust filed a notice of an application for an order under the 1940 Act seeking certain exemptive relief (the “Notice”). In the Notice, the Trust represented that Fund shares “generally will be purchased in Creation Units in exchange for an in-kind deposit by the purchaser of a portfolio of securities (the “Deposit Securities”), designated by the Adviser, together with the deposit of a specified cash payment (“Cash Component” together with the Deposit Securities, the “Fund Deposit”) (emphasis added). The Trust also stated that “operating on an exclusively “in-kind” basis for one or more Funds may present operational problems for such Funds. Each Fund may permit, under certain circumstances, an in-kind purchaser to substitute cash-in-lieu of depositing some or all of the Deposit Securities.”

The Fund’s “Risk of Cash Transactions” disclosure describes how the Fund expects to effect its creations and redemptions principally for cash. As discussed in the Notice, shares of the Trust’s funds are “generally” (but not exclusively) created and redeemed in-kind. However, the Notice also states that operating on an exclusively in-kind basis may create operational problems for certain funds and that, in such circumstances, those funds may instead permit purchase or redemptions in-cash. The “Risk of Cash Transactions” disclosure adequately describes the risks an investor faces by investing in a fund that effects its creations and redemptions principally for cash. The disclosure also differentiates the Fund from other ETFs that utilize in-kind creations and redemptions. Therefore, we respectfully submit that the disclosure concerning in-cash creation and redemptions complies with the representation made in the Notice.

Comment 32.	Please consider adding the following risks to the “Principal Risks of Investing in the Fund” section:

	•	“Not Individually Redeemable. Shares are not individually redeemable and may be redeemed by the Fund at its net asset value per share only in large blocks known as “creation units.” You may incur brokerage costs purchasing enough shares to constitute a creation unit.”

	•	“Trading Issues.”

	•	“Market Price Variance Risk. The market prices of shares will fluctuate in response to changes in value of the underlying holding of the Fund and supply and demand for shares and will include a bid/ask spread charged by the exchange specialist, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly, particularly in times of market stress. As a result, you may pay more than NAV when you buy shares of the fund in the secondary market and you may receive less than NAV when you sell those shares in the secondary market.

Response 32.	The disclosure has been revised to include risk items entitled “Not Individually Redeemable” and “Market Price Variance Risk”. We respectfully note that “Trading Issues” is already part of the current disclosure.

Comment 33.	Please supplementally identify the broad-based security index that the fund will use.

Response 33.	As the Fund has not completed at least one calendar year of operations, the Fund is not currently required to disclose its broad-based securities market index. We confirm that such information will be included in the Fund’s prospectus when required.

Comment 34.	Please identify the specific commodities / futures in which the Subsidiary will invest if they differ from the Fund.

Response 34.	The Subsidiary will normally invest in commodity-linked futures contracts that are components of the Benchmark, an index composed of futures contracts on 20 heavily traded commodities across the energy, agriculture, industrial metals, precious metals and livestock sectors. The Subsidiary has the same investment objective as the Fund and will follow the same general investment policies and restrictions, except that unlike the Fund, it may invest without limit in futures contracts.

Comment 35.	The Staff notes that in the “Principal Investment Strategies” section, the disclosure states that “to a limited extent the Fund may also invest in commodity-based swap agreements”. If these investments are not a principal strategy, please remove this disclosure from the Item 9 discussion and move it to later in the prospectus, noting clearly that this is not an additional strategy nor a principal risk.

Response 35.	The disclosure has been revised accordingly.

Comment 36.	Please review and confirm that the discussion of “Additional Investment Strategies” does not include strategies which are actually principal.

Response 36.	We hereby confirm that the “Additional Investment Strategies” section does not include strategies which are principal.

Comment 37.	Please move the Fund’s non-principal investment strategies and non-principal risks so that they are disclosed after the Item 9 disclosure or disclosed in the SAI, as appropriate. Please review the requirements of Item 9 of Form N-1A and the Item 9 disclosure in the Prospectus and revise as appropriate. (See IM Guidance 2014-08).

Response 37.	We respectfully submit that the Fund’s non-principal investment strategies and non-principal risks are disclosed after the Item 9 disclosure and in the SAI, as appropriate. Accordingly, we have not made any revisions in response to this comment.

Comment 38.	Please clarify in Item 9 which specific investment policies are fundamental and which are not.

Response 38.	We respectfully note that the Fund’s fundamental and non-fundamental investment policies are disclosed in the Fund’s SAI in accordance with Form N-1A.

Comment 39.	Please do not repeat information in the Item 9 disclosure that has already been covered in the summary section (See IM Guidance 2014-08).

Response 39.	We believe that the current disclosure in the Fund’s summary section clearly and accurately describes the Fund’s principal investment strategy and the main risks of investing in the Fund. We believe that the current description of the Fund’s investment strategy is sufficiently concise for purposes of the summary section. Accordingly, we have not made any revisions in response to this comment. In addition, we note that the Item 9 disclosure includes the “Additional Risks and Investment Information” section, and is, therefore, not duplicative of the summary section.

Comment 40.	The Staff notes that there is risk disclosure regarding derivatives in both the Principal Risks and Additional Risks sections. Please explain why it is listed twice.

Response 40.	We respectfully acknowledge your comment. The derivatives risk disclosure in the Additional Risks section has been deleted.

Comment 41.	Please consider moving “Absence of Prior Active Market” to the principal risks section.

Response 41.	The disclosure has been revised accordingly.

Comment 42.	In the “Tax Information” section, the Staff notes that the discussion of creation unit redemption, which discusses exchanges, appears to conflict with previous disclosure in the summary section regarding the risk of cash transactions, which discusses redemptions principally in cash rather than exchanges. Please advise or revise disclosure as necessary.

Response 42.	The disclosure in the summary section regarding the risk of cash transactions states that the Fund expects to effect its creations and redemptions principally for cash, rather than in-kind transactions. The discussion in the “Tax Information” section does not state that the Fund intends to effect creations and redemptions in kind; it merely discusses the tax consequences with respect to any creations of redemptions that, notwithstanding the Fund’s general expectation, are in fact effected in kind. Thus, we do not believe there is a conflict.

STATEMENT OF ADDITIONAL INFORMATION

Comment 43.	The Staff notes that the section on “Concentration Considerations” appears to conflict with the fundamental policy regarding concentration. Please advise or revise disclosure as necessary.

Response 43.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Allison Fumai at (212) 698-3526 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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